Exhibit 99.2

Electric trucks are coming — but pickup owners need convincing [detroitnews.com]

The Detroit News

September 1, 2020

The auto industry faces a reckoning over the coming months as a slew of electric pickups hit the market, finally providing insight into whether consumers will give up their roaring V-6s and V-8s.

They're coming from companies dominating the hot and profitable truck market, such as Ford Motor Co. and General Motors Co., as well as newcomers focused exclusively on alternative powertrains, such as Bollinger Motors LLC and Lordstown Motors Corp. They say their goal is to offer capability without compromise to build demand for these vehicles — but it might take some work to convince truck fans.

"I'd consider an electric if it had the capabilities of my current truck, and there was more infrastructure in the state for charging," said Rick Sobus, a Michigan resident who owns an F-150, in a Facebook comment to The Detroit News. "I don't want to be pulling my camper to northern Michigan and have to carry a generator or something to charge my truck."

Truck owners like Sobus say no matter what, they need the capability already offered by their internal combustion or diesel vehicles. Of new full-size pickup owners, 68% use theirs for recreational towing and 92% for carrying large items at least once a year, according to a survey of 30,000 truck owners from California-based automotive research consulting firm Strategic Vision.

"They have to be getting the same idea with a truck in the towing, ruggedness or capability of it," said Alexander Edwards, Strategic Vision's president. "It has to feel like a truck, behave like a truck and do better than a truck because of the electrification. If it does that, there's one in 15 (truck owners) that will go and check out it."

That 7% of the market is a starting point, Edwards said, and the demographics are desirable. These electric-vehicle truck intenders' median age is 50, lower than that of the general car-buying population and current EV owners. They typically have a college degree and report a median household income of $175,000.

They often enjoy outdoor activities, too, which is why a silent and emission-free drive could be appealing. Electric powertrains also provide instant maximum torque. With far fewer moving pieces, electric vehicles require less maintenance.

"The truck was built with a lot of useful components," said Roger Bollinger, CEO of Oak Park-based Bollinger, of his "niche" boxy $125,000 B2 battery-electric pickup that is expected to begin production late next year in partnership with an automaker it will announce soon. The B2 can tow up to 4,000 pounds, carry 16-foot boards thanks to passenger access to the front-trunk — "frunk" — space, and has plenty of plugs to leverage the "mini power plant" that is the vehicle's battery.

"It's for people who want capabilities like that, who have property or land and need to build stuff without an extension cord," Bollinger said. "And it's crazy off-road capable."

To impress buyers, automakers will have to prove the truck's traditional abilities, and that isn't easy to do. The batteries add weight to the vehicle, which can cut into payload capacity. Many customers are waiting to see how they perform.

"When you add more work for an electric motor to do, they take a disproportionate hit to range," said Karl Brauer, an auto analyst and former Kelley Blue Book publisher. "If you're aggressively utilizing a car and driving it in terms of flooring it and taking advantage of that instant torque, you can really reduce the range of that vehicle."

General Motors says it will reveal its battery-electric GMC Hummer "supertruck" in the fall. Teasers say the vehicle will offer a whopping 1,000 horsepower and 11,500 pound-feet of torque.

"Capability is the price of entry for pickup truck customers," said Duncan Aldred, vice president of the global Buick and GMC brands, in a statement. "Battery electric trucks are ushering in a new era of capability for our truck customers."

Ford last year attempted to change the narrative around electric capability, sharing a video of a fully electric F-150 prototype hauling 1.25-million pounds in rail cars. The Dearborn automaker in June introduced a hybrid F-150 for the 2021 model year.

Ford says an all-electric model will follow in 2022. The 3.5-liter PowerBoost hybrid engine can tow up to 12,000 pounds with the electric motor alone providing 47 horsepower, according to the Blue Oval. Its target range is 700 miles. Details on pricing are expected this fall.

"The all-electric F-150 is for the customer who values a Built Ford Tough truck that won’t require maintenance, like oil changes, and fuel," Ford spokesman Mark Levine said. "They can plug it in at night and head back to work the next morning."

The hybrid vehicle also can serve as a mobile power generator with up to 7.2 kilowatts of output that could help power a job site. That's a benefit clearly targeting the commercial sector, which might be the most promising segment for these vehicles for now, said Sam Abuelsamid, principal research analyst for Guidehouse Insights. Those trucks typically drive more miles than consumer vehicles and stand to benefit the most from electric vehicles' fuel economy.

"A utility company whose workers have routes they drive all the time could benefit," Abuelsamid said. "If you're towing a boat and snowmobiles or a trailer to Traverse City, that could be a challenge."

Lordstown Motors, which took over GM's shuttered plant in the northeast Ohio city, is focusing its business on the commercial segment with production of its Endurance pickup expected to begin in about a year. It starts at $52,200, can tow up to 7,500 pounds, has up to 600 horsepower and a range of more than 250 miles. The company already has 40,000 pre-orders.

"We feel it's low-hanging fruit," said CEO Steve Burns of the commercial market. "No one is building vehicles for these folks. We had to reinvent the truck from ground zero. A lot of companies will have a lot of new technology when theirs come out, and they'll cater to the luxury market. When you cater to fleet, you can't come out with luxury prices. It has to be rough and tough yet priced appropriately."

Lordstown's solution was to install a "hub motor" on each of the four wheels, which limits moving parts on the vehicle to the four wheels and is helpful for maintenance, Burns said.

The startup spoke with local businesses for their insights and needs. One was SERVPRO of Southern Trumbull County, a franchise of the Tennessee-based fire and water cleanup and restoration business. The Ohio location, which has a fleet of 40 vehicles to haul construction materials and equipment to worksites, hopes to support the plant that has long been a key part of its regional economy, said Jim Standohar, the franchise's marketing manager.

"If the Endurance vehicle can do what it says it can do, it could be a viable option for us," he said. "The maintenance savings alone would be appealing to anybody. There's no oil change, no gas, no filter, no maintenance other than the four wheels."

Range and charging speed, though, could be a concern as the Servpro franchise is a 24/7 operation that needs vehicles ready at all times, Standohar noted. Businesses whose fleets travel cross country could face similar difficulties, Abuelsamid added.

ChargePoint Inc., which sells charging infrastructure, is working to deploy its stations along major corridors. In partnership with the National Association of Truck Stop Operators, $1 billion in private and public funding will add charging stations at more than 4,000 U.S. travel plazas by 2030.

"That is going to enable folks in the transport business," said Bill Loewenthal, senior vice president of product, "as well as general consumers who are moving across the country."

An added challenge to new truck nameplates is that the segment is the most loyal among car buyers. Of Ford truck owners, 72% buy another Ford truck, according to Strategic Vision. Plymouth-based Rivian Automotive LLC's $69,000 R1T and Tesla Inc.'s $39,900 science-fiction-like Cybertruck, however, are likely to find customers among affluent buyers looking for the electric-truck lifestyle, Abuelsamid said.

With Rivian getting backing from the likes of Ford and Amazon.com [amazon.com] Inc., and with Tesla's market value having skyrocketed year-over-year, "automotive executives would like to be (Tesla CEO) Elon Musk," Strategic Vision's Alexander said. "Everybody is looking for what is the next thing. We will see if electric trucks are it."